February 1, 2007

E.I.I. REALTY SECURITIES TRUST

Re:  Revised Custodian Services Fees

Dear Sir/Madam:

This revised letter constitutes our agreement with respect to compensation to be paid to PFPC Trust Company ("PFPC Trust") under the terms of an Amended and Restated Custodian Services Agreement dated May 24, 2004 between PFPC Trust and E.I.I. Realty Securities Trust ("you" or the "Fund"), as amended from time to time (the "Agreement") for services provided on behalf of each of the Fund’s investment portfolios (each a “Portfolio”).  Pursuant to Paragraph 11 of the Agreement, and in consideration of the services to be provided to each Portfolio, you will pay PFPC Trust certain fees and reimburse PFPC Trust for its out-of-pocket expenses as set forth below.  This revised fee letter supersedes all previous fee letters with respect to the fees set forth herein.

Asset Based Fees:

The following fee will be calculated daily based upon each Portfolio’s total gross assets and payable monthly, in the following amounts:

.01% of each Portfolio’s first $100 million of average gross assets;
.0075% of each Portfolio’s next $400 million of average gross assets; and
.005% of each Portfolio’s average gross assets over $500 million.

Transaction Charges for U.S. Securities:

A transaction includes buys, sells, calls, puts, maturities, free deliveries, free receipts, exercised or expired options, opened or closed short sales and the movement for each piece of underlying collateral for a repurchase agreement, etc.

Physical delivery                                              $17.00
DTC/Fed Book entry                                       $10.00
GNMA depository                                           $15.00
Repo with PNC                                                 $  7.50--Round-trip per piece of collateral
Repo outside PNC                                           $15.00--Round-trip per piece of collateral
Wires                                                                 $10.00

Fees and Transaction Charges for Non-U.S. Securities:

Fees and expenses relating to foreign custody services, including without limitation country specific asset based fees and transaction fees, are attached hereto as Schedule A.  The fees and expenses set forth in Schedule A are in addition to the other fees and expenses set forth in this letter and may be changed by PFPC Trust upon notice to the Fund.

Minimum Monthly Fee:

The minimum monthly fee shall be as follows:

Domestic Fund
$1,000 per Portfolio; excluding transaction charges and out-of-pocket expenses.

Global Funds

$1,250 per Portfolio, excluding transaction charges and out-of-pocket expenses.

Fee Waiver:

Please see fee waiver language referenced in the attached Sub-Administration, Accounting, Transfer Agency and Custodian Services Fee Waiver dated August 21, 1998

Out-of-Pocket and Other Charges:

PFPC Trust's out-of-pocket and other charges, include, but are not limited to, global custody fees and charges, data warehouse access fees, federal express delivery, data transmissions, telecommunications, conversion and deconversion amounts, check processing fees, tax processing and filing fees, $2 per month holdings charge per security, SWIFT charges, $45 per third party currency movement (unless foreign exchange is directed to PFPC Trust), segregated accounts and federal reserve wire fees.

Miscellaneous:

With respect to any daily net overdrawn cash balances for a Portfolio, a monthly charge shall be assessed based on 125% of the average federal funds rate for that month.

PFPC Trust will, consistent with applicable law, sweep any net excess cash balances daily into an investment vehicle or other instrument designated in writing by the Fund (from which PFPC Trust may receive compensation), so long as the vehicle or instrument is acceptable to PFPC Trust.  PFPC Trust will credit the Fund with such sweep earnings on a monthly basis (less .25% of assets swept).

PFPC Trust shall be entitled to deduct its fees and charges from the applicable Portfolio’s account monthly when due, provided that PFPC Trust shall promptly account for such fees and charges to the Fund. Adjustments to such fees and charges (if any) will be made in the next monthly payment period.

PFPC Trust has made the following assumptions in preparing this fee letter:  (i) trade information will be transmitted electronically to PFPC Trust; (ii) any securities lending activity will utilize PFPC Trust as the Fund’s securities lending agent pursuant to PFPC Trust’s standard securities lending program; (iii) daily and monthly reports will be accessed via PFPC Trust’s on-line data warehouse; and (iv) daily excess cash will be swept to the PNC Bank Money Market account.  Any material departure from these assumptions may result in a fee adjustment at the discretion of PFPC Trust.

If PFPC Trust is removed from the Agreement, PFPC Trust will recoup from the Fund 100% of the fees waived during the most recent three years under the Agreement.

After the one year anniversary of the effective date of the Agreement, PFPC Trust may adjust the fees described in this letter once per calendar year, upon thirty (30) days’ prior written notice in an amount not to exceed the cumulative percentage increase in the Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average, All items (unadjusted) - (1982-84=100), published by the U.S. Department of Labor since the last such adjustment in PFPC Trust’s fees (or the effective date of the Agreement absent such a prior adjustment).

The fee for the period from the day of the year this fee letter is entered into until the end of that year shall be prorated according to the proportion which such period bears to the full annual period.

If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

Very truly yours,

PFPC TRUST COMPANY

By:           ___________________

Name:           ___________________

Title:           ___________________

PFPC TRUST BUSINESS APPROVAL BY: ___________________
DATE: _____________________

Agreed and Accepted:

E.I.I. REALTY SECURITIES TRUST

By:           ____________________

Name:           ____________________

Title:    ____________________

SCHEDULE A

Asset Based Fees and Transaction Charges for Non-U.S. Securities:

The following annual fee schedule will be calculated daily based upon the total gross assets of each portfolio and payable monthly:

	Asset-based fee on average gross assets for non U.S. securities (BASIS POINTS)	Transaction charges for non U.S. securities (USD)
Argentina	30	75
Australia	3.5	60
Austria	6	60
Bangladesh	45	115
Belgium	4.5	60
Bermuda	45	90
Botswana	50	135
Brazil - includes local administration	25	70
Bulgaria	40	115
Canada	3	30
Chile - not including local admin.	20	80
China	25	90
Colombia - not including local admin.	40	125
Costa Rica	45	80
Croatia	30	80
Czech Republic	40	125
Denmark	3.5	65
Ecuador	40	125
Egypt	40	125
Estonia	40	55
Euroclear/Cedel-Fixed Interest	2.5	25
Finland	5	65
France	3	50
Germany	3	45
Greece	30	75
Hong Kong	4	75
Hungary	40	120
India	45	150
Indonesia	15	80
Ireland	3	40
Israel	25	60
Italy	3	40
Japan	2.5	30
Jordan	45	115
Korea	12.5	70
Latvia	45	45
Lithuania	25	40
Malaysia	10	75
Mauritius	40	115
Mexico	6	35
Morocco	45	110
Netherlands	4	45
New Zealand	4	55
Norway	4.5	75
Pakistan	40	125
Peru	40	120
Philippines	12	75
Poland	40	100
Portugal	10	70
Romania	40	80
Russia (Min Fin Bds only)	45	70
Russian Equities	45	70
Singapore	4.5	70
Slovakia	30	85
Slovenia	40	90
South Africa	5.5	50
Spain	5	75
Sri Lanka	25	75
Sweden	4.5	50
Switzerland	4	60
Taiwan	20	110
Thailand	8	85
Turkey	20	70
United Kingdom	2	35
Uruguay	35	125
Venezuela	40	125
Zimbabwe	50	150